Press Release
Exhibit (a)(9)

FOR IMMEDIATE RELEASE

DOLLAR THRIFTY ANNOUNCES COMPLETION OF SOLICITATION PROCESS

Company Reiterates Share Repurchase Plan and Preliminary Guidance for Third Quarter Results

TULSA, Okla., October 11, 2011 -- Dollar Thrifty Automotive Group, Inc. (NYSE: DTG) today announced that it has formally concluded its process to solicit definitive proposals regarding a potential business combination.  On August 21, 2011, Dollar Thrifty issued a letter advising parties of the Company's intention to solicit for submission in early October 2011 best and final definitive proposals regarding a potential business combination.  In its letter, Dollar Thrifty stated that any proposal that did not eliminate the antitrust regulatory risk of the transaction for its shareholders would not likely be acceptable.  As of October 10, 2011, the Company had not received any proposals meeting this criterion.  Consequently, Dollar Thrifty has terminated its solicitation process and will continue to execute its current stand-alone plan.

Scott L. Thompson, President and Chief Executive Officer, said, “The purpose of setting a deadline for submission of bids was to bring clarity to the next steps for the Company.  As we said all along, continuing uncertainty is in no one's interest.  While Hertz's May 2011 exchange offer remains outstanding and on October 7, 2011 Hertz's CEO called me personally to reaffirm their commitment to pursuing the acquisition of Dollar Thrifty, the fact remains that they have not made a proposal that addresses our Board's requirements.  Having received no acceptable offer after conducting an unprecedentedly open process with clearly articulated requirements, it is time for us to move forward on a stand-alone basis.”

Share Repurchase Plan Affirmed

Dollar Thrifty also confirmed today that it plans to commence its previously announced share repurchase program after its third quarter earnings call on November 1, 2011.  Under the terms of the share repurchase program, the Company's Board of Directors has authorized the repurchase of up to $400 million of DTG stock.  The Company stated that it expects to complete share repurchases of up to $100 million per quarter over the course of the next four quarters, and anticipates that purchases will be executed through accelerated stock buyback programs each quarter.  The Company may also repurchase shares in privately negotiated transactions, pursuant to derivative instruments or other types of transactions and arrangements.  The share repurchase program may be increased, suspended or discontinued at any time.

Earnings Outlook Reiterated

The Company also reiterated its preliminary expectations for earnings results for the third quarter of 2011.  The Company expects rental revenue to increase by approximately 2 percent as compared to the third quarter of 2010.  Corporate Adjusted EBITDA, excluding merger-related expenses, is expected to range from $110 to $120 million for the quarter, as compared to $93.7 million for the third quarter of 2010.  The Company noted that it expects gains from sales of risk vehicles to be approximately $18 million in the third quarter of 2011, compared to approximately $10 million of gains in the third quarter of 2010.

The Company noted that its previously announced guidance for the full year of 2011 for rental revenues and fleet costs, as well as its targeted range for Corporate Adjusted EBITDA, excluding merger related expenses, of $270 to $290 million, remain unchanged.

Mr. Thompson continued, "It is also important to emphasize that Dollar Thrifty is well positioned for these uncertain times, as rental car customers become even more value-focused.  Our long established value brands combined with our low operating cost and solid balance sheet are serving us well.  We are on track for another record year.”

Dollar Thrifty to Announce Third Quarter 2011 Financial Results

The Company will announce third quarter 2011 financial results prior to market open on Tuesday, November 1, 2011.

A conference call to review the Company’s third quarter 2011 results will be held at 8:00 a.m. CT on Tuesday, November 1, 2011.  Scott Thompson, President and Chief Executive Officer, will lead the call.  Also participating will be Cliff Buster, Chief Financial Officer.  A live audio webcast of the call will be available on the Company’s website www.dtag.com.  Domestic participants should call 888-946-7608 and use the passcode “Dollar Thrifty.”  The number for international participants is 630-395-0278.  Please call in approximately 10 minutes prior to the beginning of the call.

A replay of the conference call will be made available one hour following its conclusion.  To access the domestic audio replay, call 800-294-4406. The international replay number is 203-369-3231.  The audio replay of the call will be available through November 15, 2011.  It will also be available on the Investor Information page of the corporate website for one year.

J.P. Morgan Securities LLC and Goldman Sachs & Co. are acting as financial advisors to Dollar Thrifty and Cleary Gottlieb Steen & Hamilton LLP is acting as Dollar Thrifty's legal counsel. The Board will review and consider any changes to the Hertz offer or any other proposals that may be made by Hertz or others, in accordance with its fiduciary duties.

Important Information for Investors and Stockholders

This document is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. Hertz Global Holdings, Inc.'s exchange offer for Dollar Thrifty common stock is made pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Hertz filed with the SEC on a Tender Offer Statement on Schedule TO. In addition, Dollar Thrifty Automotive Group, Inc. filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the exchange offer.

The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement, each as may be amended from time to time, contain important information that should be read carefully before any decision is made with respect to the exchange offer. Those materials may be obtained free of charge from Georgeson, Inc., Dollar Thrifty Automotive Group, Inc’s  information agent for the exchange offer, toll-free at (866) 767-8986 (international (212) 806-6859). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” about our expectations, plans and performance. These statements use such words as “may,” “will,” “expect,” “believe,” “intend,” “should,” “could,” “anticipate,” “estimate,” “forecast,” “project,” “plan” and similar expressions. These statements do not guarantee future performance and Dollar Thrifty Automotive Group, Inc. assumes no obligation to update them.  Risks and uncertainties relating to our business that could materially affect our future results include:

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the risks to our business and growth prospects as a standalone company, in light of our dependence on future growth of the economy as a whole to achieve meaningful revenue growth in the key airport and local markets we serve, high barriers to entry in the insurance replacement market, and capital and other constraints on expanding company-owned stores internationally;

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the impact of persistent pricing and demand pressures on our results and our low cost structure, particularly in light of the continuing volatility in the global financial and credit markets, and concerns about global economic prospects and the potential for a return of recessionary conditions that could materially adversely affect consumer discretionary spending, including for leisure travel on which we are substantially dependent;

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the impact of pending and future U.S. governmental action to address budget deficits through reductions in spending and similar austerity measures, which could materially adversely affect unemployment rates and consumer spending levels;

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the impact of developments outside the United States, such as the sovereign credit issues in certain countries in the European Union, which could affect the relative volatility of global credit markets generally, and the continuing significant political unrest in certain oil-producing countries, which has caused prices for petroleum products, including gasoline, to rise and adversely affect both broader economic conditions and consumer spending levels;

•	the impact of pricing and other actions by competitors;
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our ability to manage our fleet mix to match demand and meet our target for vehicle depreciation costs, particularly in light of the significant increase in the level of risk vehicles (i.e., those vehicles not acquired through a guaranteed residual value program) in our fleet and our exposure to the used vehicle market;

•
the cost and other terms of acquiring and disposing of automobiles and the impact of conditions in the used vehicle market on our vehicle cost, including the impact on vehicle depreciation costs in 2011 based on recent pricing volatility in the used vehicle market, and our ability to reduce our fleet capacity as and when projected by our plans;

•	the strength of the recovery in the U.S. automotive industry, particularly in light of our dependence on vehicle supply from U.S. automotive manufacturers, and whether the recovery is sustained;
•
airline travel patterns, including disruptions or reductions in air travel resulting from capacity reductions, pricing actions, severe weather conditions, industry consolidation or other events, particularly given our dependence on leisure travel;

•	access to reservation distribution channels, particularly as the role of the Internet increases in the marketing and sale of travel-related services;
•	our ability to obtain cost-effective financing as needed (including replacement of asset-backed notes and other indebtedness as it comes due) without unduly restricting our operational flexibility;
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our ability to manage the consequences under our financing agreements of an event of bankruptcy with respect to Financial Guaranty Insurance Company, the monoline insurer that provides credit support for one of our asset-backed financing structures;

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our ability to comply with financial covenants, including the new financial covenants included in our amended senior secured credit facilities, and the impact of those covenants on our operating and financial flexibility;

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whether our preliminary expectations about our federal income tax position, after giving effect to the impact of the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010, are affected by changes in our expected fleet size or operations or further legislative initiatives relating to taxes in the United States or elsewhere;

•	the cost of regulatory compliance, costs and other effects of potential future initiatives, including those directed at climate change and its effects, and the costs and outcome of pending litigation;
•	disruptions in the operation or development of information and communication systems that we rely on, including those relating to methods of payment;
•	local market conditions where we and our franchisees do business, including whether franchisees will continue to have access to capital as needed;
•	the effectiveness of actions we take to manage costs and liquidity; and
•	the impact of other events that can disrupt consumer travel, such as natural and man-made catastrophes, pandemics, social unrest and actual and perceived threats or acts of terrorism.

We are also subject to risks relating to a potential business combination transaction, including the following:

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whether Hertz Global Holdings, Inc. (“Hertz”) would obtain regulatory approval to engage in a business combination transaction with us and, if so, the conditions upon which such approval would be granted (including potential divestitures of assets or businesses), whether we and Hertz would reach agreement on the terms of such a transaction, whether our stockholders would approve the transaction and whether other conditions to consummation of the transaction would be satisfied or waived; and

•
the risks to our business and prospects pending any future business combination transaction, diversion of management’s attention from day-to-day operations, a loss of key personnel, disruption of our operations, and the impact of pending or future litigation relating to any business combination transaction.

Forward-looking statements should be considered in light of information in this press release and other filings we make with the Securities and Exchange Commission.

About Dollar Thrifty Automotive Group, Inc.

Dollar Thrifty Automotive Group, Inc. is headquartered in Tulsa, Oklahoma.  Driven by the mission “Value Every Time,” the Company's brands, Dollar Rent A Car and Thrifty Car Rental, serve value-conscious travelers in over 80 countries.  Dollar and Thrifty have over 600 corporate and franchised locations in the United States and Canada, operating in virtually all of the top U.S. and Canadian airport markets. The Company's approximately 6,000 employees are located mainly in North America, but global service capabilities exist through an expanding international franchise network.  For additional information, visit www.dtag.com or the brand sites at www.dollar.com and www.thrifty.com.

Contacts:

Financial:
H. Clifford Buster III
Chief Financial Officer
(918) 669-3277

Investor Relations:
Anna Bootenhoff
(918) 669-2236
Anna.Bootenhoff@dtag.com

Media:
David Reno/Stephanie Pillersdorf
Sard Verbinnen & Co
(212) 687-8080